SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G 107**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 72352G 107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents seven Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Jun Dong
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 30,389,829(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 30,389,829(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,389,829(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.0%
12	Type of Reporting Person IN

(1)

Represents (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 10,381,034 Class B ordinary shares directly held by Genius Hub Limited and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option within 60 days after December 31, 2020. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of the trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited.

1	Name of Reporting Person Flamel Enterprises Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,448,795(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,448,795(2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,448,795(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person CO

(2)	Represents 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd.

1	Name of Reporting Person Genius Hub Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,381,034(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,381,034(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,381,034(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person CO

(3)	Represents 10,381,034 Class B ordinary shares directly held by Genius Hub Limited.

Item 1(a).	Name of Issuer: Pintec Technology Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 216, 2/F East Gate, Pacific Century Place, No. A2 Gongti North Road, Chaoyang District, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Jun Dong; (ii) Flamel Enterprises Ltd; and (ii) Genius Hub Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Jun Dong
c/o 216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road, Chaoyang District
Beijing, People’s Republic of China

For Flamel Enterprises Ltd
c/o Allshores Incorporation Ltd
Tortola Pier Park, Building 1, Second Floor
Wickhams Cay I, Road Town, Tortola
British Virgin Islands

For Genius Hub Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands

Item 2(c)	Citizenship: Jun Dong – People’s Republic of China Flamel Enterprises Ltd – British Virgin Islands Genius Hub Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.000125 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 72352G 107 This CUSIP number applies to the American depositary shares of the Issuer, each representing seven Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jun Dong	30,389,829	10.0%	42.7%	30,389,829	0	30,389,829	0
Flamel Enterprises Ltd	18,448,795	6.1%	27.2%	18,448,795	0	18,448,795	0
Genius Hub Limited	10,381,034	3.4%	15.3%	10,381,034	0	10,381,034	0

The 30,389,829 ordinary shares of the Issuer beneficially owned by Jun Dong comprise of (i) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, (ii) 10,381,034 Class B ordinary shares directly held by Genius Hub Limited, and (iii) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of options within 60 days after December 31, 2020.

As of December 31, 2020, 18,448,795 Class B ordinary shares were directly held by Flamel Enterprises Ltd, a British Virgin Islands business company. Mr. Jun Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd.

As of December 31, 2020, 10,381,034 Class B ordinary shares were directly held by Genius Hub Limited. Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust’s beneficiaries. Under the terms of the trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 303,071,854 ordinary shares (being the sum of 252,132,334 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In computing the percentage ownership of a Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

JUN DONG

By:	/s/ Jun Dong
Name: Jun Dong

FLAMEL ENTERPRISES LTD

By:	/s/ Jun Dong
Name: Jun Dong
Title: Director

GENIUS HUB LIMITED

By:	/s/ Jun Dong
Name: Jun Dong
Title: Director